Exhibit 99.2

Webuy Global Ltd Announces Closing of $3.7 Million Registered Direct Offering

Singapore, Dec. 17, 2024 (GLOBE NEWSWIRE) – Webuy Global Ltd (Nasdaq: WBUY) (the “Company”), a Southeast Asian community-oriented e-commerce retailor with a focus on grocery and travel, today announced the closing of its previously announced registered direct offering with certain institutional investors for the sale and purchase of an aggregate of 21,013,239 of the Company’s Class A ordinary shares, par value $0.000000385 per share (the “Shares”) (or Class A ordinary share equivalents in lieu thereof) in a registered direct offering at a purchase price of $0.1756 per share. The purchase price for the pre-funded warrants is $0.1755 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $3.7 million, before deducting the placement agent’s fees and other estimated offering expenses.

D. Boral Capital LLC acted as the exclusive placement agent for the offering. Ortoli Rosenstadt LLP acted as counsel to the Company and Hunter Taubman Fischer & Li LLC acted as counsel to D. Boral Capital LLC.

The proposed offering of the securities described above is being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-283356) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on December 3, 2024, and the accompanying prospectus contained therein.

The offering was made only by means of a prospectus supplement and accompanying prospectus. The prospectus supplement describing the terms of the public offering was filed with the SEC. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting D. Boral Capital LLC Attention: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, by email at syndicate@dboralcapital.com , or by telephone at +1 (212) 970-5150.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Webuy Global Ltd

Webuy Global Ltd (Nasdaq: WBUY) is a forward-thinking, technology-driven company aimed at becoming the leading e-commerce and travel platform in Southeast Asia. Leveraging advanced AI technologies, the Company enhances its ‘group buy’ model by providing personalized recommendations, predictive demand analytics, and seamless community interactions. In addition, Webuy integrates AI-powered travel solutions, such as its proprietary AI Travel Consultant, to deliver personalized itineraries, group travel planning, and real-time support. These innovations streamline the traditional supply chain, foster a community-driven shopping experience, and simplify travel planning for its users. Webuy is committed to improving the lives of millions of families in Southeast Asia with high-quality, affordable products, services, and travel experiences. For more information, visit http://webuy.global.

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties described more fully in the Company’s filings with the SEC. Forward-looking statements are made as of this date, and the Company undertakes no duty to update them, except as required by law.

Contact:

Webuy Global Ltd Email: ir@webuy.global